UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate
the rule pursuant to which this Schedule is filed:




      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-(c)

      [X]  Rule 13d-1(d)






--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


      Serge Godin

2     Check the Appropriate Box If a Member of a Group                 (a) |_|
      (See Instructions)                                               (b) |X|


3     SEC Use Only



4     Citizenship or Place of Organization


      Canada

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  29,594,137
        Owned by
          Each
       Reporting          6         Shared Voting Power
         Person
          With
                                    0


                          7         Sole Dispositive Power


                                    1,017,048


                          8         Shared Dispositive Power


                                    28,577,089


9     Aggregate Amount Beneficially Owned by Each Reporting Person


      29,594,137

10    Check If the Aggregate Amount in Row (9) Excludes Certain Shares       |X|
      (See Instructions)


11    Percent of Class Represented by Amount in Row (9)


      6.7%

12    Type of Reporting Person (See Instructions)


      IN



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



Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Serge Godin

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:



         (a)    [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)    [ ]   Investment company registered under Section 8 of the
                      Investment Company Act;

         (e)    [ ]   An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)    [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

      The holdings reported herein are stated as of December 31, 2004. Mr. Godin was the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

     (a) Amount beneficially owned:   29594,137 shares (including 28,577,089
                                      shares issuable upon conversion of
                                      28,216,507 of the issuer's Class B
                                      Shares (multiple voting) and 360,582
                                      Class B Shares (multiple voting)
                                      issuable upon exercise of warrants
                                      exercisable within 60 days of December
                                      31, 2004 and 436,233 shares issuable
                                      upon the exercise of options exercisable within 60 days of December 31, 2004).

                                      By virtue of the Agreement dated July
                                      24, 2003 among the issuer, BCE Inc. and
                                      the other parties thereto, the parties
                                      to such agreement may be considered a
                                      "group" under Rule 13d-5 and, as a
                                      result, Mr. Godin may be considered to
                                      be the beneficial owner of shares
                                      beneficially owned by Andre Imbeau, Jean
                                      Brassard and BCE Inc. As of December 31,
                                      2004,

                                      (i)   Mr. Imbeau was understood to be
                                            the beneficial owner of 4,729,827
                                            shares (including 4,275,659 shares
                                            issuable upon conversion of
                                            4,221,165 of the issuer's Class B
                                            Shares (multiple voting) and
                                            54,494 Class B Shares (multiple
                                            voting) issuable upon exercise of
                                            warrants exercisable within 60
                                            days of December 31, 2004 and
                                            214,300 shares issuable upon the
                                            exercise of options exercisable
                                            within 60 days of December 31,
                                            2004);

                                      (ii)  Mr. Brassard was understood to be
                                            the beneficial owner of 1,602,879
                                            shares (including 1,355,411 shares
                                            issuable upon conversion of
                                            1,334,496 of the issuer's Class B
                                            Shares (multiple voting) and
                                            20,915 Class B Shares (multiple
                                            voting) issuable upon exercise of
                                            warrants exercisable within 60
                                            days of December 31, 2004 and
                                            12,000 shares issuable upon the
                                            exercise of options exercisable
                                            within 60 days of December 31,
                                            2004); and

                                      (iii) BCE was understood to be the
                                            beneficial owner of 131,427,761
                                            shares (including 3,131,236 shares
                                            receivable upon the exercise of
                                            warrants exercisable within 60
                                            days of December 31, 2004).

                                      Mr. Godin disclaims beneficial ownership of such shares.

     (b) Percent of class:            6.7% (37.3% including shares as to which
                                      beneficial ownership is disclaimed, as
                                      described above)

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:        29,594,137 shares

          (ii)  Shared power to vote or direct the vote:               0 shares

          (iii) Sole power to dispose or to direct the
                disposition of:                                1,017,048 shares

          (iv)  Shared power to dispose or to direct the
                disposition of:                               28,577,089 shares

Item 5.    Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

      The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.    Identification and Classification of Members of the Group.

     Not applicable.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     Not applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   February 8, 2005
                                          (Date)


                                   /s/ Serge Godin
                                     (Signature)


                                       Serge Godin
                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)





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